UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ALTISOURCE ASSET MANAGEMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02153X108

(CUSIP Number)

June 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02153X108

1	NAME OF REPORTING PERSON Theodore Walker Cheng-De King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 86,426
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 86,426
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,426
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%(1)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Calculated based on 1,758,421 shares of common stock, par value $0.01 per share, of Altisource Asset Management Corporation (the “Issuer”) outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 15, 2023.

CUSIP No. 02153X108

1	NAME OF REPORTING PERSON Sutro Park Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 86,426(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 86,426(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,426(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%(2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Theodore Walker Cheng-De King is the 100% shareholder of Sutro Park Ltd.
(2)

Calculated based on 1,758,421 shares of common stock, par value $0.01 per share, of Altisource Asset Management Corporation (the “Issuer”) outstanding as of May 8, 2023, as reported on the Issuer’s Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 15, 2023.

Item 1(a). Name of Issuer: Altisource Asset Management Corporation.

Item 1(b). Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 5100 Tamarind Reef, Christiansted, U.S. Virgin Islands 00820.

Item 2(a). Names of Persons Filing: This Schedule 13G is being filed by:

(1)	Theodore Walker Cheng De-King

(2)	Sutro Park Ltd.

(collectively, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the residence of Theodore Walker Cheng De-King is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

The principal business address for Sutro Park Ltd. is Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

Item 2(c). Citizenship:

Theodore Walker Cheng De-King is a citizen of Malta.

Sutro Park Ltd. is organized under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities: Common stock, par value $0.01 per share.

Item 2(e). CUSIP No.: 02153X108

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.

Not Applicable.

Item 4. Ownership.

The information set forth in rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference herein for the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2023

Theodore Walker Cheng-De King

/s/ Theodore Walker Cheng-De King

Sutro Park Ltd.

/s/ Theodore Walker Cheng-De King
Name: Theodore Walker Cheng-De King
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 17, 2023, entered into by Theodore Walker Cheng-De King and Sutro Park Ltd. (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13G/A filed on February 17, 2023).